

2/8/08



08025322

~~~MMISSION~~~

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE TIDAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  1208 F.M. 78, SUITE H

                                     (No. and Street)

SCHERTZ   TEXAS   78154

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___LEE NOVIKOFF___   ___210-659-1446___

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  THE HANKE GROUP, P.C.

                       (Name – if individual, state last, first, middle name)

___10001 REUNION PLACE, SUITE 400___   SAN ANTONIO   TEXAS   78216

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 12 2008

~~THOMSON FINANCIAL~~

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/11

OATH OR AFFIRMATION

I, __LEE NOVIKOFF_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__THE TIDAL GROUP, INC._____ , as
of _____ __DECEMBER 31__ , 20__07__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__NONE__

LINDA M PEACOCK
NOTARY PUBLIC
State of Texas
Comm. Exp. 12-21-2010

_____
Signature

Lee Novikoff, President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE TIDAL GROUP, INC.

Financial Statements
and Supplemental Information

December 31, 2007



HANKE

GROUP

A PROFESSIONAL CORPORATION OF
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS   PAGE





HANKE

GROUP

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
The Tidal Group, Inc.

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. (a Texas Corporation), as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Tidal Group, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information contained on pages 8 and 9 has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Hanke Group, P.C.

San Antonio, Texas
January 16, 2008

THE TIDAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:

Cash	$	58,396
Employee advances		2,200
Federal income taxes receivable		52
Prepaid expenses		85,329
Total current assets		145,977

PROPERTY AND EQUIPMENT, less accumulated
 depreciation of $73,342

		21,604
TOTAL	$	167,581

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	5,008

SHAREHOLDER'S EQUITY:
Common stock, no par value, 1,000,000 shares authorized,

156,000 shares issued and outstanding		31,200
Retained earnings		131,373
		162,573
TOTAL	$	167,581



THE TIDAL GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Fee income	$	3,308,676
Other income		138,611
Total revenues		3,447,287
GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries, commissions, and benefits		3,219,864
Licenses and fees		52,176
Insurance		48,611
Office		67,811
Promotion		2,225
Depreciation		14,403
Total general and administrative expenses		3,405,090
NET INCOME BEFORE INCOME TAXES		42,197
INCOME TAX PROVISION (BENEFIT):		
Current - federal		5,876
Deferred - federal		(288)
State		5,089
Total income tax provision		10,677
NET INCOME	$	31,520



THE TIDAL GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE at December 31, 2006	$ 31,200	$ 99,853	$ 131,053
NET INCOME	-	31,520	31,520
BALANCE at December 31, 2007	$ 31,200	$ 131,373	$ 162,573



THE TIDAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:		
Net income	$	31,520
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		14,403
Deferred federal income tax benefit		(288)
Changes in assets and liabilities:		
Increase in accounts receivable		(642)
Decrease in federal income tax receivable		13,056
Increase in prepaid expenses		(36,515)
Increase in accounts payable and accrued liabilities		4,916
Net cash provided by operating activities		26,450
NET INCREASE IN CASH		26,450
CASH at December 31, 2006		31,946
CASH at December 31, 2007	$	58,396
SUPPLEMENTAL CASH INFORMATION:		
Cash paid for income taxes	$	-



THE TIDAL GROUP, INC.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007

1. SIGNIFICANT ACCOUNTING POLICIES

General — The Tidal Group, Inc. (Company), was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2007, the Company only sold programs for Tidal Petroleum, Inc., a company owned in part by the 100% shareholder of the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows — For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits, and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Property and Equipment — Property and equipment are stated at cost. Depreciation is determined on the straight-line method over three to five years.

Income Tax — Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

2. FEDERAL INCOME TAX

A reconciliation of the 2007 income tax expense (benefit) to the amount computed by applying the statutory federal income tax rate of 34% is summarized below:

Income tax expense at statutory rate	$	14,347
Surtax exemption		(8,017)
Non-deductible expenses		378
State income tax		4,761
Other		(792)
	$	10,677

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Paragraph 15c3-1(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000.) At December 31, 2007, the Company had net capital, as defined, of $53,388.



THE TIDAL GROUP, INC.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
DECEMBER 31, 2007

4.   RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company derives all of its income from the sale of direct participation of oil and gas programs for Tidal Petroleum, Inc. (Tidal). Pursuant to this agreement, the Company receives commissions equal to 15% of the total cost of the program units sold by brokers of the Company. Additionally, Tidal pays the majority of all operating expenses including rent, office supplies, and utilities. During 2007, Tidal reimbursed administrative salaries and other administrative costs totaling $103,307. This reimbursement is included in other income in the accompanying financial statements.

5.   CONCENTRATION OF CREDIT RISK

The Company maintains deposits at a certain financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution. At December 31, 2007, the Company's cash on deposit with banks, without regard to reconciling items, exceeded the insured limit by $145,175.



SUPPLEMENTAL INFORMATION



THE TIDAL GROUP, INC.

COMPUTATION OF NET CAPITAL
(AS DEFINED WITHIN SECURITIES ACT OF 1934 RULE 15c3-1)
DECEMBER 31, 2007

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	162,573
DEDUCT SHAREHOLDER'S EQUITY NOT ALLOWABLE FOR NET CAPITAL		-
TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL ADD:		162,573
Liabilities subordinated to the claims of general creditors allowable in computation of net capital		-
Other allowable credits, deferred taxes		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		162,573
DEDUCTIONS AND/OR CHARGES:		
Total non-allowable assets from statement of financial condition		109,185
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures' contracts and spot commodities		-
Other deductions and/or charges		-
		109,185
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (HAIRCUTS ON SECURITIES COMPUTED WHERE APPLICABLE)		53,388
Contractual securities' commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Undue concentrations		-
Other		-
NET CAPITAL	$	53,388



THE TIDAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AND
COMPUTATION OF NET CAPITAL UNDER 15c3-1
DECEMBER 31, 2007

As of December 31, 2007, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3—3(k)(2)(i):

"...The provisions of this section shall not be applicable to a broker or dealer...who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Tidal Group, Inc. ...." "

Computation of Net Capital under Rule 15c3-1:

There were no material differences between Net Capital as presented on page 8 herein, and the Company's presentation of Net Capital in Part IIA of Form X-17A-5 as of December 31, 2007.





Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors
The Tidal Group, Inc.

In planning and performing our audit of the financial statements of The Tidal Group, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal ReserveRegulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

The Hanke Group, P.C.

San Antonio, Texas
January 16, 2008

END

